

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Locust Walk Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Locust Walk Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Locust Walk Securities, LLC's management. Our responsibility is to express an opinion on Locust Walk Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Locust Walk Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Locust Walk Securities, LLC's financial statements. The supplemental information is the responsibility of Locust Walk Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KBL, LLP

We have served as Locust Walk Securities, LLC's auditor since 2019.

KBL, LLP
New York, NY
February 24, 2020

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 3,049,975
Accounts receivable from parent	1,053,246
Prepaid expenses	24,608
Total Assets	$ 4,127,829

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 128
Accounts payable to related parties	1,374,529
Total Liabilities	1,374,657
Member's equity	2,753,172
Total Liabilities and Member's Equity	$ 4,127,829

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients. The Company became a wholly owned subsidiary of Locust Walk Partners LLC effective January 1, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Topic 606 was adopted as of January 1, 2018 using the modified retrospective method. No cumulative adjustment to members' equity was required, as no material customer contracts prior to the adoption of Topic 606 were impacted by the new pronouncement. The main principle of the new pronouncement is that an entity should recognize revenue in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company typically enters into contracts with clients calling for success fees to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Some contracts provide that the success fee will be paid in securities. The Company recognizes success fees at the at the date the performance obligation is satisfied which is at the completion of the transaction. Success fees received in securities in lieu of cash are recorded at the fair value of such securities received on the date the performance obligation is satisfied. All of the revenues recognized for the year ended December 31, 2019 were related to success fees on transactions.

Cash:

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2019, management believes no allowance for uncollectible accounts receivable is necessary.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable. Consequently, the Company believes that its exposure to losses due to credit risk on net accounts receivable is limited.

Income Taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2019. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be significant. Significant estimates include valuing securities held at each reporting period, allocation of certain expenses with the Parent company, and allocation with a related party under common control of certain expenses.

Securities Owned:

Securities owned are stated at fair value, with unrealized gains or losses recognized in earnings.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,675,318 which was $1,583,674 in excess of its required net capital of $91,644. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2019 was .82 to 1.

4. CONCENTRATIONS

Concentrations
The Company earned 100% of its revenue from three customers during the year ended December 31, 2019. The revenue percentages are 80%, 18%, and 2%, respectively.

5. RELATED PARTIES

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent (the "Parent"), Locust Walk Partners LLC, for services that are shared and paid or received by the Parent. In addition, the Company has an Expense Share Agreement with Locust Walk Services Corporation, a related party through common ownership, (the "Affiliate"), for administrative and other expenses that are shared and paid by the Affiliate. The Company reimburses the Parent and Affiliate for these expenses. As of December 31, 2019, expenses shared totaled $367,880. The expenses shared were $72,902 with the Parent and $294,978 with the Affiliate, respectively. The amounts not yet reimbursed for expenses reimbursable to the Company from Parent have been included in Accounts Receivable from Related Parties on the accompanying statement of financial condition, in the amount of $1,053,246 and amounts reimbursable to the Affiliate are included in Accounts Payable to Related Parties in the amount of $1,374,529.

One of the Company's managing members is also the managing member of the Affiliate.

6. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. As of December 31, 2019, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

7. SUBSEQUENT EVENTS

The Company's management has evaluated the effect which subsequent events may have on these financial statements. Management's evaluation was completed on February 24, 2020, the date these financial statements were issued. There were no transactions or events that required disclosure as subsequent events.